Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

August 31, 2010

3.	News Release:

A news release was issued by Stantec on August 31, 2010, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that it has reached an agreement to increase the limit of its existing revolving credit facility from C$300 million to C$350 million and extend the maturity date to August 2013.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec announced that it has reached an agreement to increase the limit of its existing revolving credit facility from C$300 million to C$350 million and extend the maturity date to August 2013. The agreement also includes a provision for the Company to obtain access to an additional C$75 million under the same terms and conditions upon approval from its lenders. Stantec will use the credit facility as working capital, for general corporate purposes, and for future acquisitions.

The credit facility is being made available by a syndicate of financial institutions led by Canadian Imperial Bank of Commerce as administrative agent, sole lead arranger, bookrunner, syndication agent, and documentation agent. Other current members include the Alberta Treasury Branches; Canadian Western Bank; Bank of America, N.A.; and National Bank of Canada. Added to the syndicate is HSBC Bank Canada.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J.D. Alpern
Vice President & Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 31st day of August, 2010.